SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1 (b), (c) AND (d)
AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (b)

(Amendment No. __)*

Audentes Therapeutics, Inc.

(Name of Issuer)

Common Stock, par value $0.00001 per share

(Title of Class of Securities)

05070R104

(CUSIP Number)

July 20, 2016

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

Page 1 of 11 Pages

Exhibit Index Contained on Page 10

CUSIP NO. 05070R104	13 G	Page 2 of 11

1	NAME OF REPORTING PERSONS SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Sofinnova Venture Partners IX, L.P. (“SVP IX”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
1,380,303 shares, except that Sofinnova Management IX, L.L.C. (“SM IX”), the general partner of SVP IX, may be deemed to have sole voting power, and Dr. Michael F. Powell (“Powell”), Dr. James I. Healy (“Healy”) and Dr. Anand Mehra (“Mehra”), the managing members of SM IX, may be deemed to have shared power to vote these shares.
	6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
1,380,303 shares, except that SM IX, the general partner of SVP IX, may be deemed to have sole dispositive power and Powell, Healy and Mehra, the managing members of SM IX, may be deemed to have shared power to dispose of these shares.
	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,380,303
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.6%
12	TYPE OF REPORTING PERSON* PN

CUSIP NO. 05070R104	13 G	Page 3 of 11

1	NAME OF REPORTING PERSONS SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Sofinnova Management IX, L.L.C. (“SM IX”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
1,380,303 shares, all of which are directly owned by SVP IX. SM IX, the general partner of SVP IX, may be deemed to have sole voting power, and Powell, Healy and Mehra, the managing members of SM IX, may be deemed to have shared power to vote these shares.
	6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
1,380,303 shares, all of which are directly owned by SVP IX. SM IX, the general partner of SVP IX, may be deemed to have sole dispositive power, and Powell, Healy and Mehra, the managing members of SM IX, may be deemed to have shared dispositive power over these shares.
	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,380,303
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.6%
12	TYPE OF REPORTING PERSON* OO

CUSIP NO. 05070R104	13 G	Page 4 of 11

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Michael F. Powell (“Powell”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION US Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares.
6	SHARED VOTING POWER
1,380,303 shares, all of which are directly owned by SVP IX. SM IX, the general partner of SVP IX, may be deemed to have sole voting power, and Powell, a managing member of SM IX, may be deemed to have shared power to vote these shares.
	7	SOLE DISPOSITIVE POWER 0 shares.
8	SHARED DISPOSITIVE POWER
1,380,303 shares, all of which are directly owned by SVP IX. SM IX, the general partner of SVP IX, may be deemed to have sole dispositive power, and Powell, a managing member of SM IX, may be deemed to have shared power to dispose of these shares.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,380,303
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.6%
12	TYPE OF REPORTING PERSON IN

CUSIP NO. 05070R104	13 G	Page 5 of 11

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Dr. James I. Healy (“Healy”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION US Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares.
6	SHARED VOTING POWER
1,380,303 shares, all of which are directly owned by SVP IX. SM IX, the general partner of SVP IX, may be deemed to have sole voting power, and Healy, a managing member of SM IX, may be deemed to have shared power to vote these shares.
	7	SOLE DISPOSITIVE POWER 0 shares.
8	SHARED DISPOSITIVE POWER
1,380,303 shares, all of which are directly owned by SVP IX. SM IX, the general partner of SVP IX, may be deemed to have sole dispositive power, and Healy, a managing member of SM IX, may be deemed to have shared power to dispose of these shares.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,380,303
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.6%
12	TYPE OF REPORTING PERSON IN

CUSIP NO. 05070R104	13 G	Page 6 of 11

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Dr. Anand Mehra (“Mehra”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION US Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares.
6	SHARED VOTING POWER
1,380,303 shares, all of which are directly owned by SVP IX. SM IX, the general partner of SVP IX, may be deemed to have sole voting power, and Mehra, a managing member of SM IX, may be deemed to have shared power to vote these shares.
	7	SOLE DISPOSITIVE POWER 0 shares.
8	SHARED DISPOSITIVE POWER
1,380,303 shares, all of which are directly owned by SVP IX. SM IX, the general partner of SVP IX, may be deemed to have sole dispositive power, and Mehra, a managing member of SM IX, may be deemed to have shared power to dispose of these shares.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,380,303
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.6%
12	TYPE OF REPORTING PERSON IN

CUSIP NO. 05070R104	13 G	Page 7 of 11

ITEM 1(A).	NAME OF ISSUER

Audentes Therapeutics, Inc.

ITEM 1(B).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES

600 California Street, 17th Floor
San Francisco, CA 94108

ITEM 2(A).	NAME OF PERSONS FILING

This Statement is filed by Sofinnova Venture Partners IX, L.P. (“SVP IX”), Sofinnova Management IX, L.L.C. (“SM IX”), Dr. Michael F. Powell (“Powell”), Dr. James I. Healy (“Healy”) and Dr. Anand Mehra (“Mehra”). The foregoing entities and individuals are collectively referred to as the “Reporting Persons.”

SM IX, the general partner of SVP IX, may be deemed to have sole power to vote and sole power to dispose of shares of the Issuer directly owned by SVP IX. Powell, Healy and Mehra are the managing members of SM IX and may be deemed to have shared power to vote and shared power to dispose of shares of the Issuer directly owned by SVP IX.

ITEM 2(B).	ADDRESS OF PRINCIPAL OFFICE

The address for each of the Reporting Persons is:

Sofinnova Ventures
3000 Sand Hill Road, Bldg. 4, Suite 250
Menlo Park, CA 94025

ITEM 2(C)	CITIZENSHIP

SVP IX is a Delaware limited partnership. SM IX is a Delaware limited liability company. Powell, Healy and Mehra are United States citizens.

ITEM 2(D) AND (E).	TITLE OF CLASS OF SECURITIES AND CUSIP NUMBER

Common Stock, $0.00001 per share
CUSIP #05070R104

ITEM 3.	Not Applicable

ITEM 4.	OWNERSHIP

The following information with respect to the ownership of the Common Stock of the Issuer by the Reporting Persons is provided as of July 20, 2016:

	(a)	Amount beneficially owned:

See Row 9 of cover page for each Reporting Person.

	(b)	Percent of Class:

See Row 11 of cover page for each Reporting Person.

CUSIP NO. 05070R104	13 G	Page 8 of 11

(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote:

See Row 5 of cover page for each Reporting Person.

(ii) Shared power to vote or to direct the vote:

See Row 6 of cover page for each Reporting Person.

(iii) Sole power to dispose or to direct the disposition of:

See Row 7 of cover page for each Reporting Person.

(iv) Shared power to dispose or to direct the disposition of:

See Row 8 of cover page for each Reporting Person.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

Not Applicable.

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Under certain circumstances set forth in the limited partnership agreement of SVP IX and the limited liability company agreement of SM IX, the general and limited partners or members, as the case may be, of each of such entities may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of the Issuer owned by each such entity of which they are a partner or member, as the case may be.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

Not Applicable.

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not Applicable.

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP.

Not Applicable.

ITEM 10.	CERTIFICATION.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

CUSIP NO. 05070R104	13 G	Page 9 of 11

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 26, 2016

Sofinnova Venture Partners IX, L.P.	/s/ Nathalie Auber
By Sofinnova Management IX, L.L.C.	Nathalie Auber, Attorney-in-Fact*
Its General Partner

Sofinnova Management IX, L.L.C.	/s/ Nathalie Auber
Nathalie Auber, Attorney-in-Fact*

Michael F. Powell	/s/ Nathalie Auber
Nathalie Auber, Attorney-in-Fact*

James I. Healy	/s/ Nathalie Auber
Nathalie Auber, Attorney-in-Fact*

Anand Mehra	/s/ Nathalie Auber
Nathalie Auber, Attorney-in-Fact*

*Signed pursuant to a Power of Attorney already on file with the appropriate agencies.

CUSIP NO. 05070R104	13 G	Page 10 of 11

EXHIBIT INDEX

Found on Sequentially
Exhibit	Numbered Page

Exhibit A: Agreement of Joint Filing	11

CUSIP NO. 05070R104	13 G	Page 11 of 11

exhibit A

Agreement of Joint Filing

The undersigned hereby agree that a single Schedule 13G (or any amendment thereto) relating to the Common Stock of Audentes Therapeutics, Inc. shall be filed on behalf of each of the undersigned and that this Agreement shall be filed as an exhibit to such Schedule 13G.

Date: July 26, 2016

Sofinnova Venture Partners IX, L.P.	/s/ Nathalie Auber
By Sofinnova Management IX, L.L.C.	Nathalie Auber, Attorney-in-Fact*
Its General Partner

Sofinnova Management IX, L.L.C.	/s/ Nathalie Auber
Nathalie Auber, Attorney-in-Fact*

Michael F. Powell	/s/ Nathalie Auber
Nathalie Auber, Attorney-in-Fact*

James I. Healy	/s/ Nathalie Auber
Nathalie Auber, Attorney-in-Fact*

Anand Mehra	/s/ Nathalie Auber
Nathalie Auber, Attorney-in-Fact*

*Signed pursuant to a Power of Attorney already on file with the appropriate agencies.